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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
                 AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                      Gemstar International Group Limited
     --------------------------------------------------------------------
                               (Name of Issuer)


                                Ordinary Shares
         -------------------------------------------------------------
                        (Title of Class of Securities)


                                  G3788V 10 6
         -------------------------------------------------------------
                                (CUSIP Number)

                                Larry Goldberg
                    135 North Los Robles Avenue, Suite 800
                          Pasadena, California 91101
                                (626) 792-5700
         ------------------------------------------------------------
                    (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communication)


                                 April 2, 1998
         ------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)


                                ---------------


If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


-------------------
    /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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-------------------------                              -------------------------
CUSIP NO. G3788V 10 6                 13D                     Page 2 of 6 Pages
-------------------------                              -------------------------

================================================================================
 1.     NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITLES ONLY)

        Henry C. Yuen/1/
--------------------------------------------------------------------------------
 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [_]
                                                                         (b) [_]

--------------------------------------------------------------------------------
 3.     SEC USE ONLY


--------------------------------------------------------------------------------
 4.     SOURCE OF FUNDS

        N/A
--------------------------------------------------------------------------------
 5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
                                                                             [_]
--------------------------------------------------------------------------------
 6.     CITIZENSHIP OR PLACE OF ORGANIZATION;

        United States
--------------------------------------------------------------------------------
    NUMBER OF       7.     SOLE VOTING POWER
     SHARES                       6,454,535/2/
                  --------------------------------------------------------------
  BENEFICIALLY      8.     SHARED VOTING POWER
    OWNED BY                      None
                  --------------------------------------------------------------
     EACH           9.     SOLE DISPOSITIVE POWER
   REPORTING                      6,454,535/2/
                  --------------------------------------------------------------
    PERSON         10.     SHARED DISPOSITIVE POWER
     WITH                         None
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        6,454,535/2/
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [_]
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        12.45%
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON

        IN
================================================================================

____________________
/1/ Please note that the Reporting Person has previously reported beneficial ownership of the Issuer's Ordinary Shares on Schedule 13G. In accordance with
Section 13(d) of the Securities and Exchange Act of 1934, as amended, the Reporting Person is now required to report beneficial ownership of such shares on Schedule 13D because certain options granted to the Reporting Person as of January 7, 1998 will become exercisable on May 31, 1998; when such exercisable options are added to the other options held by the Reporting Person that became exercisable during the twelve months immediately preceding April 2, 1998 (the "Date of Event") set forth on the cover of this Schedule 13D, the total aggregates to more than two percent of the Issuer's Ordinary Shares.

/2/ Reporting person beneficially owns 6,454,535 Ordinary Shares, of which 3,389,545 represent options exercisable within sixty (60) days of the Date of Event which requires this filing of this Statement.

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                                                                     Page 3 of 6

ITEM 1.     SECURITY AND ISSUER:

       (a)  TITLE OF THE CLASS OF EQUITY SECURITIES:

            Ordinary Shares

       (b)  NAME OF ISSUER:

            Gemstar International Group Limited

       (c)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            135 North Los Robles Avenue, Suite 800
            Pasadena, California 91101

ITEM 2.     IDENTITY AND BACKGROUND:

       (a)  NAME OF PERSON FILING:

            Henry C. Yuen

       (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            135 North Los Robles Avenue, Suite 800
            Pasadena, California 91101

       (c)  PRINCIPAL OCCUPATION OR EMPLOYMENT:

            Chief Executive Officer and member of the Board of Directors of the Issuer

       (d)  CRIMINAL PROCEEDINGS:

            N/A

       (e)  CIVIL PROCEEDINGS:

            N/A

       (f)  CITIZENSHIP:

            United States

ITEM 3.     SOURCE OF FUNDS AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

            The Reporting Person is required to file this Schedule 13D because certain options granted to the Reporting Person as of January 7, 1998 will become exercisable on May 31, 1998. Accordingly, such options have not been exercised. Such options were granted to the Reporting Person by the Issuer pursuant to the Gemstar International Group Limited 1994 Stock Incentive Plan, as amended.

ITEM 4.     PURPOSE OF TRANSACTION:

            The Reporting Person is required to file this Schedule 13D because certain options granted to the Reporting Person as of January 7, 1998 will become exercisable on May 31, 1998.


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                                                                     Page 4 of 6

       (a) ACQUISITION BY ANY PERSON OF ADDITIONAL SECURITIES OF THE ISSUER, OR THE DISPOSITION OF SECURITIES OF THE ISSUER:

              N/A

       (b)    EXTRAORDINARY CORPORATE TRANSACTION:

              N/A

       (c)    SALE OR TRANSFER OF MATERIAL AMOUNT OF ASSETS OF THE ISSUER OR ITS
              SUBSIDIARIES:

              N/A

       (d)    CHANGE IN BOARD OF DIRECTORS OR MANAGEMENT OF THE ISSUER:

              N/A

       (e) MATERIAL CHANGE IN THE PRESENT CAPITALIZATION OR DIVIDEND POLICY OF THE ISSUER:

              N/A

       (f)    OTHER MATERIAL CHANGE IN THE ISSUER'S BUSINESS OR CORPORATE
              STRUCTURE:

              N/A

       (g)    CHANGES IN THE ISSUER'S CHARTER, BYLAWS OR INSTRUMENTS:

              N/A

       (h)    NATIONAL SECURITIES EXCHANGE:

              N/A

       (i)    TERMINATION OF REGISTRATION PURSUANT TO SECTION 12(g)(4):

              N/A

       (j)    ANY SIMILAR ACTIONS:

              N/A

ITEM 5.       INTEREST IN SECURITIES OF ISSUER:

       (a)    AGGREGATE AMOUNT BENEFICIALLY OWNED AND PERCENT OF CLASS:

              The Reporting Person beneficially owns 6,454,535 or 12.45% of the Issuer's Ordinary Shares, of which 3,389,545 represent options exercisable within sixty (60) days of the Date of Event.


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                                                                     Page 5 of 6

     (b) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

         (i)   Sole power to vote or to direct the vote: 6,454,535*
         (ii)  Shared power to vote or to direct the vote: None
         (iii) Sole power to dispose or to direct the disposition of: 6,454,535*
         (iv)  Shared power to dispose or to direct the disposition of: None

     (c) TRANSACTIONS IN THE PREVIOUS 60 DAYS:

         As of January 7, 1998, the Reporting Person was granted options to acquire 4,162,725 Ordinary Shares, 832,545 of which are exercisable on May 31, 1998, which is within sixty (60) days of the Date of the Event which requires the filing of this Statement. The options were granted pursuant to the Gemstar International Group Limited 1994 Stock Incentive Plan, as amended.

     (d) ANY OTHER PERSON KNOWN TO HAVE THE RIGHT TO RECEIVE OR THE POWER TO DIRECT DIVIDENDS

         N/A

     (e) DATE ON WHICH THE REPORTING PERSON CEASED TO BE A BENEFICIAL OWNER OF MORE THAN FIVE PER CENT OF THE CLASS OF SECURITIES:

         N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

         N/A

ITEM 7.  EXHIBITS:

         N/A



* Reporting person owns 6,454,535 Ordinary Shares, of which 3,389,545 represent options currently exercisable with sixty (60) days of the date of this Statement.
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                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                               April 13, 1998


                                               /s/ Henry C. Yuen
                                               -------------------------
                                               Henry C. Yuen